============================================================================
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               ---------------

                               AMENDMENT NO. 3
                                     TO
                                 SCHEDULE TO

                    Tender Offer Statement under Section
         14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                               ---------------

                  MAXUS REAL PROPERTY INVESTORS-FOUR, L.P.
                          (Name of Subject Company)

                               ---------------

                               O. BRUCE MILLS
                      (Name of Filing Person--Offeror)

                               ---------------

                          LIMITED PARTNERSHIP UNITS
                       (Title of Class of Securities)
                                     N/A
                    (CUSIP Number of Class of Securities)

                               ---------------

                               O. BRUCE MILLS
                       15480 ELK RIDGE LANE, SUITE 200
                        CHESTERFIELD, MISSOURI 63017
                          TELEPHONE: (636) 728-1000
          (Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications on Behalf of Filing Persons)

                               ---------------

                                  COPY TO:
                           ROBERT M. LAROSE, ESQ.
                             THOMPSON COBURN LLP
                              ONE FIRSTAR PLAZA
                          ST. LOUIS, MISSOURI 63101
                          TELEPHONE: (314) 552-6000

                               ---------------

                          CALCULATION OF FILING FEE
----------------------------------------------------------------------
       Transaction Valuation              Amount of Filing Fee
----------------------------------------------------------------------
          $4,859,200.00*                         $971.84
----------------------------------------------------------------------

* For purposes of calculating amount of filing fee only. Based on the offer to purchase 12,148 limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  $971.84
Form or Registration No.:  Schedule TO
Filing Party:  O. Bruce Mills
Date Filed:  July 10, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

============================================================================


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



     This Amendment No. 3 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 10, 2001 ("Schedule TO") by O. Bruce Mills relating to the offer by O. Bruce Mills to purchase any and all of the outstanding limited partnership units of Maxus Real Property Investors - Four, L.P. at a purchase price of $400 per unit in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 10, 2001 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively.

     On August 3, 2001, O. Bruce Mills sent a letter to all of the limited partners of Maxus Real Property Investors - Four, L.P. supplementing the disclosures contained in the Offer to Purchase in response to comments Mr. Mills received from the Securities and Exchange Commission. A copy of the letter is attached hereto as Exhibit (a)(7).

     The offer will expire at 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001, unless Mr. Mills extends the time period for which the offer is open, in which event the offer will expire at the later time and date announced by Mr. Mills at the time of the extension. Mr. Mills may extend the offer in his sole discretion by issuing a notice of extension by press release or other public announcement not later than 9:00 a.m., Eastern Daylight Time, on August 8, 2001. The notice of extension, if given, will include an approximate number of the units tendered as of the original expiration date.

ITEM 12.  MATERIALS TO BE FILED AS EXHIBITS.

     (a) (1)   Letter to Partners dated July 10, 2001*

     (a) (2)   Offer to Purchase*

     (a) (3)   Letter of Transmittal*

     (a) (4)   Affidavit and Indemnification Agreement*

     (a) (5)   Letter to Partners dated July 24, 2001**

     (a) (6)   Letter to Partners dated July 27, 2001***

     (a) (7)   Letter to Partners dated August 3, 2001

     (a) (8) Correspondence to Securities Exchange Commission dated August 3, 2001

     (b) (1)   Commitment Letter from Bank of Washington*

     (c) - (h) Not applicable

---------------

   * Previously filed as exhibits to Schedule TO filed July 10, 2001. ** Previously filed as exhibit to Amendment No. 1 to Schedule
       TO filed July 24, 2001.
   *** Previously filed as exhibit to Amendment No. 2 to Schedule
       TO filed July 27, 2001.

                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     August 3, 2001



By: /s/ O. Bruce Mills
    --------------------------------
    O. Bruce Mills



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                                EXHIBIT INDEX
                                -------------


      Exhibit        Description
      -------        -----------

      (a) (1)   Letter to Partners dated July 10, 2001*

      (a) (2)   Offer to Purchase*

      (a) (3)   Letter of Transmittal*

      (a) (4)   Affidavit and Indemnification Agreement*

      (a) (5)   Letter to Partners dated July 24, 2001**

      (a) (6)   Letter to Partners dated July 27, 2001***

      (a) (7)   Letter to Partners dated August 3, 2001

      (a) (8) Correspondence to Securities Exchange Commission dated August 3, 2001

      (b) (1)   Commitment Letter from Bank of Washington*

      (c) - (h) Not applicable

---------------

   * Previously filed as exhibits to Schedule TO filed July 10, 2001. ** Previously filed as exhibit to Amendment No. 1 to Schedule
       TO filed July 24, 2001.
   *** Previously filed as exhibit to Amendment No. 2 to Schedule
       TO filed July 27, 2001.

                                                           Exhibit (a)(7)

                   [LETTERHEAD OF MILLS PROPERTIES, INC.]




August 3, 2001

TO THE LIMITED PARTNERS OF
MAXUS REAL PROPERTY INVESTORS - FOUR, L.P.

Since July 10, 2001, when I commenced my tender offer for any and all of the limited partnership units of Maxus Real Property Investors - Four, L.P. at $400 per unit in cash, I have communicated with you from time to time regarding certain aspects of my offer. After a review of the latest letter of the general partner (dated July 27, 2001) and a discussion with the staff of the Securities and Exchange Commission, there is one final point that I want to clarify prior to the expiration of my offer at 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001. This letter is, therefore, a supplement to the disclosures made in my original Offer to Purchase, as earlier supplemented by my recent letters to you dated July 24 and 27, 2001.

CLARIFICATION OF ILLIQUIDITY RISK FACTOR. In my original disclosure
----------------------------------------
document, I stated my expectation that there would be no active trading market for the limited partnership units after the expiration of my offer, resulting in a risk to the non-tendering partners that they may not be able to liquidate their investment in the partnership at a time and/or a price that they desire. In an effort to provide further caution to non-tendering partners with respect to the illiquidity risk after my offer terminates, I stated that it was my intention to sell Woodhollow Apartments, dissolve the Partnership and distribute net assets to the partners "prior to the maturity of the existing first mortgage on Woodhollow Apartments." Since I also stated that the current maturity on the mortgage is November 2010, I believed that I was illustrating the fact that limited partners should also not rely upon a sale of the property and a liquidating distribution as a source of liquidity.

After an SEC comment and further discussion with the staff on this language, I realized that the disclosure about my intention to sell at some point in the next nine years could be (and was being) misconstrued by readers that I had a current intention to sell Woodhollow Apartments if I gained control of the Partnership pursuant to this tender offer. This was never the intention of the disclosure. In fact, I have no current plan with respect to a sale of Woodhollow Apartments. My only plan for the Partnership, as stated elsewhere in my offer to purchase, is to operate the Partnership, as general partner, and Woodhollow Apartments, as property manager, for a currently undetermined time with the goal of increasing the value of the property and, thus, the value of the Partnership. As general partner, I will, of course, periodically evaluate the appropriateness of a sale of Woodhollow Apartments and the termination of the Partnership.

RESPONSE TO GENERAL PARTNER'S NEGATIVE IMPLICATIONS REGARDING A PURPORTED
-------------------------------------------------------------------------
"PLAN" TO BUY WOODHOLLOW APARTMENT. Not surprisingly, the general partner
----------------------------------
has taken the unintended meaning of this disclosure even further, stating that my disclosure implies my "true intentions" to take control of the Partnership and immediately buy Woodhollow Apartments at a discount. Nothing could be further from the truth. If and when I determine that Woodhollow Apartments should be sold, I assure you that, as general partner of the Partnership, I would only consider offers of non-affiliated third-party purchasers. Under no circumstances would I consider a purchase of Woodhollow Apartments by me or by one of my affiliates at any price.

While the general partner has used a significant part of its most recent communication manufacturing negative implications from my disclosures, it has yet to state its own intentions with respect to sales to affiliates. Rather than engaging in the same unproductive exercise, I simply ask -- will the general partner go on record with its views on sales of Partnership property to its affiliates? Now that the general partner has raised the issue, shouldn't we demand that it state its views on the subject?

I appreciate all the time that you have given to reading my communications in this offer. As I stated earlier, my offer is set to expire at 12:00 Midnight, Central Daylight Time, on Tuesday, August 7, 2001. If you have any questions or comments concerning the offer, please contact me or the information agent as promptly as possible. The information agent for the offer is Georgeson Shareholder, 111 Commerce Road, Carlstadt, New Jersey 07072, telephone number: (888) 385-0238, facsimile number: (201) 460-2889.
If you wish to tender any of your units, you may do so by delivering a signed and completed letter of transmittal and the certificate or certificates for the tendered units to the depositary for the offer, LaSalle Bank National Association, 135 South LaSalle Street, Suite 1811, Corporate Trust Operations, Chicago, Illinois 60603, telephone number: (800) 246-5761, menu option #2, facsimile number: (312) 904-2584.

Respectfully yours,

/s/ O. Bruce Mills

O. Bruce Mills

                                                         Exhibit (a)(8)

                    [Letterhead of Thompson Coburn LLP]


August 3, 2001                                        Robert M. LaRose
                                                      314-552-6068
                                                      FAX 314-552-7068
                                                      EMAIL rlarose@
                                                      thompsoncoburn.com


VIA EDGAR

Bradley T. Kamlet, Esq.
Attorney-Advisor
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:   Maxus Real Property Investors -- Four, L.P.
      Amendment No. 2 to Schedule TO filed July 27, 2001
      By O. Bruce Mills (SEC File No. 5-57267)

Dear Mr. Kamlet:

We are in receipt of your second comment letter dated August 1, 2001 with respect to the above-referenced filing. In response to your comment, we are supplementing our tender offer disclosure to the limited partners of Maxus Real Property Investors - Four, L.P. to clarify that Mr. Mills has no current plan to sell Woodhollow Apartments.

The disclosure which you cited in your comment was part of a risk factor concerning the potential inactive trading market for the limited partnership units and the lack of opportunity for a limited partner to liquidate his or her investment in the Partnership after the tender offer. The intended purpose of the initial disclosure was to highlight the fact that the first mortgage loan had nine years until maturity and that Mr. Mills will, in all probability, sell the property some time after he becomes general partner but prior to the maturity date. After my discussion with you yesterday afternoon, we now see that the language was not drafted precisely enough to make its meaning clear to all readers.

Mr. Mills will mail today to each limited partner the attached letter with the supplemental disclosure stating that Mr. Mills has no current plan to sell Woodhollow Apartments. In response to a concern raised by the general partner in its most recent communication to the limited partners, Mr. Mills has also added a disclosure

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Page 2


that, if he makes the decision as the new general partner to sell Woodhollow Apartments, he will only consider offers from third-party purchasers unaffiliated with him or his companies.

We hope this adequately addresses the concern stated in your comment.


Very truly yours,

Thompson Coburn LLP


By /s/ Robert M. LaRose

   Robert M. LaRose

rml/


Enclosure

cc:   O. Bruce Mills